EXHIBIT 99.1

Foremost Announces Formation of GR and Blackwing Joint Ventures and Issuance of Warrants to Denison at a Significant Premium

Foremost receives proceeds of $650,000 and retains 20% interest in GR and Blackwing properties, with 6-month grace period for initial JV expenditures

VANCOUVER, British Columbia, Nov. 03, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to report that it has closed a transaction with Denison Mines Corp. (“Denison”) resulting in, among other things, the sale of a 31% interest in the GR and Blackwing properties (together, the “Properties”), the formation of two exploration joint ventures (“JVs”), and the issuance of 1,031,191 share purchase warrants (the “Warrants”) in exchange for total cash consideration of $650,000 (collectively, the “Transaction”). The Warrants have an exercise price of $1.80 per warrant share, which represents over a 175% premium to Foremost’s closing share price on October 22, 2026, the date on which the Transaction was announced, and have a 5-year term.

David Cates, Interim CEO of Foremost, commented, “The GR and Blackwing properties are located in the northwestern portion of the Athabasca Basin region and are situated along the Grease River shear zone and the Black Bay fault, respectively – both of which are geologically prospective areas that have historically been subject to little or no exploration and that have the potential to become new areas of exploration focus in the region. Forming the GR and Blackwing joint ventures with Denison is an ideal arrangement for Foremost, whereby the Company receives $650,000 in cash proceeds while retaining exposure to potential future exploration success from the Properties without having to fund the full cost of exploration. Importantly, the proceeds from the Transaction are expected to be used largely to fund Foremost’s recently commenced exploration program at the Turkey Lake property.”

GR & Blackwing Highlights

  Foremost and Denison have formed two exploration JVs, with Foremost holding a 20% ownership interest in each of the Properties.
  The GR property consists of 16 mineral claims covering 78,585 hectares, and the Blackwing property consists of 3 mineral claims covering 12,627 hectares (see Figure 1).
  Denison is responsible for funding its share of future expenditures (currently 80%), per the JV agreements, and has committed to either carry out geophysical studies or make deficiency deposits to maintain the Properties until at least January 4, 2028 (the “Initial Expenditures”).
  Foremost expects Denison will carry out geophysical studies within the next 12 months to further define the exploration potential of the Properties and generate future drill targets.
  Foremost has the option to decide, within 6 months of the earlier of the completion of the initial geophysical surveys and the date of the last of the Initial Expenditures, to (i) fund its share of the Initial Expenditures or (ii) dilute its ownership pursuant to the terms of the JVs.

Figure 1. GR & Blackwing Properties

Warrant Terms

  Foremost issued 1,031,191 Warrants to Denison with an exercise price of $1.80 per warrant share and a term of 5 years (the “Term”). The number of Warrants exercisable by Denison at any time is limited to such number of Warrants that, if exercised, would not result in Denison’s ownership of Foremost exceeding 19.95% (the “Ownership Cap”).
  The exercise price of $1.80 represents over a 175% premium to Foremost’s closing share price of $0.64 on October 22, 2026, the date on which the Transaction was announced.
  At maturity, if exercise of any remaining Warrants would result in the holder exceeding the Ownership Cap, then Foremost will either (a) apply for and obtain an extension of the Term of the Warrants for such duration as may be approved by the Canadian Securities Exchange, or (b) purchase from the holder any remaining Warrants not exercisable due to the Ownership Cap based on the differential between the exercise price and the current market price for each warrant share.
  The Warrants are subject to a four-month hold period expiring on March 3, 2027 and thereafter will be transferable.

Amended & Restated Option Agreement

  The Option Agreement entered into between Denison and Foremost on September 23, 2024 (the “Original Option Agreement”) included 10 properties and has been amended and restated (the “A&R Option Agreement”) to exclude the Properties such that Foremost no longer has any right to increase its ownership interest in those two Properties.
  Accordingly, any subsequent expenditures incurred by Foremost in connection with the Properties will be governed by the applicable JV agreements and will not count towards satisfaction of Option Tranche 3 under, and as defined in, the A&R Option Agreement.
  The A&R Option Agreement preserves Foremost’s right to complete Option Tranche 3 and earn an additional 19% interest (for an aggregate interest of 70%) in 7 of the remaining 8 properties under option from Denison and a minimum 51% interest in Hatchet Lake, by (i) completing $12.0 million in eligible exploration expenditures on the remaining 8 properties by July 9, 2029, and (ii) paying Denison $2.5 million in additional consideration in cash, common shares of Foremost or a combination thereof.
  The full details of the A&R Option Agreement will be available under Foremost’s profile on SEDAR+ at www.sedarplus.ca.

Amended & Restated Investor Rights Agreement

  The amended and restated investor rights agreement between Denison and Foremost dated July 23, 2025, was further amended and restated to make certain other amendments of a housekeeping or administrative nature (the “Second A&R Investor Rights Agreement”).

Early Warning Requirements

Immediately prior to entry into the A&R Option Agreement, the Second A&R Investor Rights Agreement, and the acquisition of the Warrants, Denison owned or controlled 3,448,610 common shares of Foremost, representing approximately 19.9% of the issued and outstanding shares, and held 607,600 share purchase warrants to acquire an additional 607,600 shares, representing approximately 15.2% of the outstanding share purchase warrants of Foremost.

As a result of the acquisition of the Warrants, Denison owns or controls 3,448,610 common shares of Foremost, representing approximately 19.9% of the issued and outstanding shares and holds 1,638,791 share purchase warrants to acquire an additional 1,638,791 common shares, representing approximately 32.6% of the outstanding share purchase warrants of Foremost. The Warrants are subject to a restriction that Denison shall not be entitled to exercise any Warrants to the extent that, after giving effect to such exercise, Denison would beneficially own or exercise control or direction over more than 19.95% of the issued and outstanding Foremost shares at the time of exercise.

This press release and Denison’s corresponding early warning report (the “Early Warning Report”), which is expected to be filed on SEDAR+ in the near term, constitute the required disclosure pursuant to section 5.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”). The Early Warning Report is being filed in connection with a change in material fact contained in Denison’s last early warning report dated July 9, 2026. The Warrants acquired by Denison pursuant to the foregoing transactions are being acquired for investment purposes. Denison may from time to time acquire additional securities, dispose of some or all of the existing or additional securities, or may continue to hold the securities of Foremost.

The Early Warning Report that will be filed on SEDAR+ in respect of the A&R Option Agreement, the Second A&R Investor Rights Agreement, and the Warrants will satisfy the requirement of section 5.2 of NI 62-104 to have the Early Warning Report filed by an acquiror, with the securities regulatory authorities in each of the jurisdictions in which Foremost is a reporting issuer and which contains the information required by section 3.1 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which includes the information required by Form 62-103F1.   A copy of the Early Warning Report will be available under Foremost’s profile on SEDAR+ at www.sedarplus.ca.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium, lithium, and gold exploration company strategically positioned to support the long-term growth in demand expected for reliable, carbon-free energy sources.

The Company has a portfolio of 10 property interests spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan, including an option from Denison to earn up to a 70% interest in 7 prospective uranium properties and a minimum 51% interest in the Hatchet Lake property, plus a minority ownership interest (20%) in the GR & Blackwing joint ventures with Denison.

The Company’s uranium exploration efforts benefit from access to extensive historic drilling and geophysical data for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority exploration targets for follow-up drilling.

Foremost also has a portfolio of lithium-focused projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

David Cates, Interim CEO
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include, among others, statements with respect to: the expected use of the proceeds from the Transaction, including to fund the Company’s recently commenced exploration program at the Turkey Lake property; the Company maintaining its 20% interest in each of the Properties; Denison funding 80% of future expenditures and carrying out geophysical studies or making deficiency deposits to maintain the Properties until at least January 4, 2028; the expectation that Denison will carry out geophysical studies within the next 12 months and that such studies will further define the exploration potential of the Properties and generate future drill targets; the potential for the Properties to become a new area of exploration focus and the Company’s exposure to potential future exploration success; the Company’s election to fund its share of the Initial Expenditures or dilute its ownership interest; the exercise of the Warrants; the application of the Ownership Cap and any extension of the Term or purchase by the Company of Warrants not exercisable due to the Ownership Cap; the Company’s ability to complete Option Tranche 3 under the A&R Option Agreement, including completing $12.0 million in eligible exploration expenditures by July 9, 2029 and paying $2.5 million in additional consideration to Denison; the availability of the A&R Option Agreement on SEDAR+; filing of the Early Warning Report, including the timing thereof; and the long-term growth in demand expected for carbon-free energy sources.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including, without limitation, that: the proceeds from the Transaction will be used as currently anticipated; Denison will perform its obligations under the joint venture agreements, the Warrants and the A&R Option Agreement; geophysical studies on the Properties will be carried out as expected and will yield results supporting further exploration; the Company will have access to sufficient capital, on acceptable terms, to fund its exploration programs, its share of joint venture expenditures (if it so elects) and the requirements of Option Tranche 3; the market price of the Company’s common shares will not change in a manner that adversely affects the Warrants or the Company’s obligations relating to the Ownership Cap; any required approval of the Canadian Securities Exchange for an extension of the Term will be obtained in a timely manner; there will be no material adverse change in uranium prices, general economic, market or industry conditions; and exploration and permitting activities will not be materially delayed by weather, regulatory or other factors.

Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release include, among others: the risk that the proceeds from the Transaction are used other than as currently anticipated or are insufficient to fund the Company’s planned exploration at the Turkey Lake property; the risk that Denison does not carry out geophysical studies or other expenditures on the Properties as anticipated, or that such studies do not identify drill targets or further define exploration potential; the inherent uncertainty of mineral exploration and the speculative nature of exploration-stage properties; the dilution of the Company’s interest in the joint ventures should it elect not to, or be unable to, fund its share of expenditures; the risk that the Company is required to purchase Warrants from Denison or that an extension of the Term is not approved; the potential dilution to shareholders resulting from the exercise of the Warrants; the Company’s inability to complete Option Tranche 3 or to fund the required expenditures and additional consideration under the A&R Option Agreement, and the consequences of any default thereunder; the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares; continuity of agreements with third parties, including Denison; fluctuations in uranium and other commodity prices and in the market price of the Company’s common shares; risks and uncertainties associated with the environment; and delays in obtaining governmental approvals, permits or financing. Additional factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved.

The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/3a1f9c96-0fc8-4675-a11e-92ca714cf9a5